EXHIBIT 4.7

AGREEMENT dated 30 November 2000

PARTIES

SAATCHI & SAATCHI NORTH AMERICA, INC. (“SSNA”) a company incorporated in Delaware, United States of America, which carries on business as an advertising agency.

SAATCHI & SAATCHI LIMITED (“SSNZ”) a company incorporated in New Zealand, which carries on business as an advertising agency.

RED ROSE LIMITED (“Red Rose”) a company incorporated in New Zealand, which carries on the business of management consultancy.

INTRODUCTION

A.	SSNA has entered into an employment contract (the “SSNA Contract”) with Mr. Kevin Roberts with effect from September 7, 2000 whereby Mr. Roberts will provide personal services to SSNA on an exclusive basis while he is in the United States, as Chief Executive Officer of SSNA’s affiliate Saatchi & Saatchi Advertising Worldwide, Inc. (“SSWW”). Pursuant to this agreement Mr. Roberts will be required to be present in the United States and provide personal services to SSNA, on a full time basis, up to 25 weeks inclusive of holidays in any 12 month period.

B.	SSNA is aware that Red Rose has entered into an employment contract with Mr. Kevin Roberts with effect from 16 August 1998 whereby Mr. Roberts will provide personal services to Red Rose on an exclusive basis while he is not in the United States. Pursuant to this agreement Mr. Roberts is required to be outside the United States providing personal services to Red Rose, on a full time basis, for not less than 27 weeks in any 12 month period.

C.	SSNA recognises that, due to Red Rose’s employment contract with Mr. Kevin Roberts, Red Rose will be able to provide valuable consulting services to SSNA’s non United States affiliates named in Schedule 1 of this agreement (being entities which are registered and which carry on business outside the United States (“SSNA’s non US Affiliates”)).

D.	SSNA has requested the Executive to enter into personal covenants with Publicis to restrain him from certain activities and dealings with respect to certain clients of Publicis, SSNA or their affiliates and to restrain him from certain actions with respect to employees of Publicis, SSNA or their affiliates for a period of twenty four (24) months after the expiry of the contract or any renewal thereof.

E.	Red Rose has agreed to provide certain consulting services, details of which are contained in Schedule 2 of this agreement (“Consultancy Services”), to SSNA’s non US Affiliates on the terms and conditions contained in this agreement.

F.	This agreement is intended to be effective from September 7, 2000.

AGREEMENT

1.	Consultancy Services

1.1	Red Rose shall provide Consultancy Services to SSNA’S non US Affiliates on the following terms:

(a)	Kevin Roberts is the only employee of Red Rose who is to provide Consultancy Services such Consultancy Services to be provided directly to SSNA’s non US Affiliates from September 7, 2000 for not less than 27 weeks in any 12 month period (or pro-rata for shorter periods). Subject to this agreement, Red Rose will procure Mr. Kevin Roberts to continue in its employ during the term of this agreement;

(b)	Red Rose shall ensure that at all times during which Mr. Kevin Roberts is an employee of Red Rose, Mr. Kevin Roberts shall devote his best efforts, attention and full time to the business and affairs of SSNA’s non US Affiliates and shall perform such duties and responsibilities which are consistent with his seat on SSNA’s ultimate parent’s (“Parent’s”) Directoire and employment as Chief Executive of SSWW (pursuant to his employment with SSNA);

(c)	Red Rose and Mr. Kevin Roberts (in his capacity as an employee of Red Rose) shall at all times competently and faithfully render their services to SSNA’s non US Affiliates;

(d)	Red Rose and Mr. Kevin Roberts (in his capacity as an employee of Red Rose) shall not under any circumstances provide Consultancy Services to SSNA or SSWW in respect of their United States businesses.

2.	Remuneration

2.1	In consideration for Red Rose providing Consultancy Services to SSNA’s non US Affiliates under this agreement:

(a)	SSNZ shall pay Red Rose US$180,000 per annum plus GST to be paid pro rata on a monthly basis, on the first day of each month following the month to which the payment relates;

(b)	SSNA shall pay US$288,000 per annum, to be paid pro rata on a monthly basis, on the first day of each month following the month to which the payment relates;

(c)	SSNZ shall provide to Red Rose in Auckland, at its expense, an office including all office equipment, telephone, fax, postage and full time secretarial support;

(d)	SSNZ shall provide at its expense to Mr. Kevin Roberts directly, and for his personal use, a Jaguar XK8 (or equivalent model) motor vehicle which shall be fully equipped (including car phone) together with parking;

(e)	SSNA or SSNZ (as applicable) shall, subject to the receipt of appropriate invoices, reimburse any travel, entertainment and normally reimbursable expenses incurred by Red Rose for consultancy services performed on SSNA’s or SSNZ’s behalf.

2.2	Amounts payable to Red Rose under clause 2.1 of this agreement shall be reviewed on September 7, 2001 and then annually on that date or at any other times as agreed by the parties but not downwards.

2.3	Red Rose shall have the opportunity to derive an annual performance bonus consistent with the terms of SSNA’s or SSNZ’s (or the Parent’s) bonus scheme from time to time in force under which Red Rose shall be entitled to 100% of the amounts calculated under clauses 2.1(a) and 2.1(b) above (plus any applicable GST) (as amended from time to time) for on target performance and shall be entitled to such percentage exceeding 100% of the amounts calculated under clauses 2.1(a) and 2.1(b) above (plus any applicable GST) (as amended from time to time) as agreed between SSNA and SSNZ (or the Parent) and Red Rose for over target performance. However, for the period of 1 January 2000 to 8 September 2000 the bonus shall be 70% calculated on a pro rata basis for the days in this period as compared with days in the calendar year and for the period 9 September 2000 to 31 December 2000 the bonus shall be 100% calculated on a pro rata basis for the days in this period as compared with days in the calendar year.

3.	Term

3.1	This agreement (excluding clauses 5 and 6 which shall each operate for the length of time noted therein) shall operate only while Mr. Kevin Roberts is employed by SSNA or one or more of SSNA’s non US Affiliates and shall terminate immediately on termination of the SSNA Contract.

3.2	If Red Rose materially breaches this agreement (including by it or Mr. Kevin Roberts (as appropriate) committing any of the acts referred to in clause Second B(a) to (e) of the SSNA Contract) and such breach, if curable, is not cured within 30 days of Red Rose receiving written notice of such breach from SSNA then SSNA may terminate this agreement by giving one month’s written notice to Red Rose.

3.3	In the event that the SSNA Contract is terminated, pursuant to the terms of such contract or contracts, then, unless the parties agree otherwise, this agreement (excluding clauses 5 and 6) shall be deemed to terminate at the same time as the first such termination and for the same reason and as if such terms in that agreement had been set out in full in this agreement, with any necessary modifications.

3.4	In the event that the SSNA Contract is terminated by either SSNA or Mr. Kevin Roberts pursuant to paragraph Second C.1 of that contract by reason of a Change in Control (as provided for in that contract) this agreement shall automatically terminate in accordance with clause 3.3 and Red Rose shall receive from SSNA and SSNZ in aggregate:

(a)	12 months of payments as provided for in clauses 2.1(a) and 2.1(b) (as amended from time to time);

(b)	any bonus(es) due to Red Rose under clause 2.3 above to the date of the end of the term of the agreement;

(c)	an amount equal to the Bonus that Red Rose would have received had this agreement not been terminated for another 12 months and on the basis that Red Rose would have achieved a target Bonus of 100% of the amount payable under clauses 2.1(a) and 2.1(b) above (as amended from time to time); and

(d)	a cash amount equivalent to the cost to SSNZ of providing the benefit in Clause 2.1(d) to Mr. Kevin Roberts for a further 12 months (as if this agreement was still in operation during that time) (plus any applicable GST).

3.5	In the event that Mr. Kevin Roberts terminates the SSNA Contract for Good Reason (as defined in that contract) or if SSNA terminates Mr. Kevin Roberts’ employment pursuant to the SSNA Contract for any reason other than Cause (as defined in that contract), and except where such termination is effected (a) by reason of the death of Mr. Kevin Roberts; (b) by reason of Mr. Kevin Roberts’ disability lasting a period of 180 consecutive days; (c) pursuant to paragraph Second C.1 of that contract; or by service of notice of termination on Mr. Kevin Roberts in accordance with paragraph Second A of that contract, Red Rose shall receive from SSNA and SSNZ in aggregate all unpaid amounts payable under clause 2.3 above for the year of termination and any prior period plus a sum equal to the bonuses which Red Rose would have received in accordance with clause 2.3 above had this agreement continued for an additional year following its termination on the basis that Red Rose’s target bonus (as at the date of this agreement terminates) is achieved in respect of such additional year’s service plus a sum equal to 100% of payments provided for in clauses 2.1(a) and 2.1(b) (as amended from time to time), two thirds (2/3) of the aggregate of such sums shall be payable in a lump sum within ten (10) days after the termination of this agreement and one-third (1/3) of which shall be payable in installments over a period of six (6) months, commencing on termination of this agreement in accordance with SSNA’s normal payment practices (such installment amounts hereinafter referred to as “Installment Payments”), provided, however, that (i) if Mr. Kevin Roberts materially breaches any of the covenants contained in paragraph Fifth of the SSNA contract, and does not cure such breach within ten (10) days after written notice from SSNA specifically identifying such breach, then SSNA and SSNZ may defer any Installment Payment to be made after such breach provided, and only so long as SSNA is actively prosecuting an action against Mr. Kevin Roberts in a court of competent jurisdiction (as provided in paragraph Tenth of the SSNA Contract) to enforce the provisions of paragraph Fifth of the SSNA Contract (as appropriate), as the case may be, and (x) if a court of competent jurisdiction ultimately determines that such breach occurred, then Red Rose shall forfeit all rights to such Installment Payments and (y) otherwise, Red Rose shall be entitled to all such amounts, together with interest at the New York statutory judgment rate from the date of deferral, with ten (10) days after such court’s decision or abandonment or withdrawal of SSNA’s action; and (ii) SSNA and SSNZ shall have the right to offset, on a dollar-for-dollar basis the amount of value of any income or remuneration whether in cash or in kind which is paid to Red Rose and/or Mr. Kevin Roberts for any employment or engagement during or in respect of the period that liquidated damages are payable hereunder against Installment Payments payable un-

der this Agreement. Red Rose shall procure that Mr. Kevin Roberts shall use his best endeavors to seek any employment or engagement after the termination of this agreement and during the period that Installment Payments are payable hereunder. Upon request, Red Rose shall procure that Mr. Kevin Roberts shall provide to the SSNA or SSNZ a list of all employment and engagement secured by Mr. Kevin Roberts during the period that Installment Payments are payable hereunder. Payments made by any party pursuant to this paragraph 3.5 shall be made subject to payment of applicable GST (if any).

3.6	The provisions of clauses 3.4, and 3.5 shall be in lieu of, and shall supersede, the provisions of any severance pay or liquidated damages plan or policy maintained by SSNA or SSNZ and/or any of its or their subsidiaries or any obligation on either of them to give notice of termination of this agreement to Red Rose, and Red Rose shall not, on termination of this agreement be entitled to payment pursuant to any such plan or policy or in lieu of any such period of notice of termination.

4.	Exclusion of Implied Relationship

4.1	Nothing contained in this agreement shall be deemed or construed to constitute:

(a)	any party as a partner, joint venturer, agent or representative of any of the other parties;

(b)	Mr. Kevin Roberts an employee of SSNA, SSWW or any of SSNA’s non US Affiliates;

(c)	the authority for Red Rose or Mr. Kevin Roberts to enter into contracts on behalf of SSNA, SSWW or any of SSNA’s non US Affiliates. For the avoidance of doubt neither Red Rose nor Mr. Kevin Roberts (in his capacity as an employee of Red Rose) may enter into contracts on behalf of SSNA, SSWW or any of SSNA’s non US Affiliates.

5.	Confidentiality

5.1	Red Rose agrees that, during the term of this agreement and thereafter, it will ensure that neither it nor any of its employees will:

(a)	divulge to anyone (other than SSNA or any of SSNA’s non US Affiliates) any knowledge or information of any type whatsoever of a confidential nature relating to the business of SSNA or any of SSNA’s non US Affiliates;

(b)	disclose, publish or make use of any such knowledge or information of a confidential nature (referred to in clause 5.1) without the prior written consent of SSNA or one of SSNA’s non US Affiliates.

6.	Restraint

6.1	The Executive agrees to provide his personal deeds of covenant to Publicis, and Publicis agrees to pay the Executive to provide his personal deeds of covenant to Publicis restraining him, during the term of this agreement and for a period of three years following its termination from:

(a)	attempting in any manner to persuade any client of the Parent, SSNA, SSWW or any of SSNA’s non US Affiliates (“Client”), which was a Client during the term of this agreement (as set out in clause 3) with whom Red Rose Limited or Mr. Kevin Roberts shall have had dealings to cease to do business or to reduce the amount of business which such client has customarily done or contemplated doing with the Parent, SSNA, and any other SSNA non US Affiliate, whether or not the Client was originally gained through the efforts of Red Rose or its employees;

(b)	rendering any advertising, marketing or merchandising services for:

(i)	Kimberley-Clark or Unilever;

(ii)	any Client for whom Red Rose, or any or its employees, rendered services or supervised the rendering of such services at any time during the 12 months immediately preceding the termination of this agreement (as set out in clause 3);

(c)	without approval employing or attempting to employ or causing others to employ any person who is then or at any time during the preceding year was employed by SSNA, or any of SSNA’s non US Affiliates in a senior capacity.

6.2	To the extent that any of clause 6.1 is held to be unenforceable because of the duration of that provision or the area covered by it or for any other over inclusiveness, the parties agree that the duration of that provision or the area covered or such other over inclusiveness shall be automatically reduced to the maximum scope permitted by law and that, in its reduced form, clause 6.1 will be fully enforceable.

6.3	Since SSNA and any of SSNA’s non US Affiliates may be irreparably damaged if the provisions of this clause are not specifically enforced, in the event of a breach or threatened breach of this clause by Red Rose or the Executive, SSNA or any of SSNA’s non US Affiliates shall be entitled to injunctive relief without showing that monetary damages will not provide an adequate remedy.

7.	Taxes

7.1	Red Rose shall be responsible for all taxes in respect of all fees paid to it by SSNA and SSNZ under this agreement. This agreement shall cancel any prior agreement, arrangement, or understanding with respect to taxation in respect of this agreement or any prior agreement.

8.	General

8.1	The failure of either party to enforce any of the provisions of this agreement shall not be deemed a waiver thereof. No provisions of this agreement shall be deemed to have been waived or modified unless such waiver or modification is in writing and signed by the parties.

8.2	This agreement shall constitute the entire agreement between the parties and shall be binding upon the parties, their successors and assigns.

8.3	This agreement shall be deemed made under and shall be governed by the substantive laws of the State of New York, United States of America, excluding its conflict of laws rules.

8.4	Any notice given concerning this agreement shall be in writing and shall be delivered to the other party by registered mail, reputable courier or personally at the address detailed below (unless otherwise advised);

(a)	For SSNA:	Saatchi & Saatchi Advertising Worldwide, Inc. 375 Hudson Street New York, NY 10014 Attention: Chief Financial Officer

(b)	For SSNZ:	Saatchi & Saatchi Limited Saatchi & Saatchi House 101-103 Courtney Place Wellington New Zealand Attention: Neville Goldie, Director

(c)	For Red Rose:	Red Rose Limited 2nd floor 125 The Strand Parnell Auckland New Zealand

(d)	For Publicis Groupe SA:	Publicis Groupe SA 133 avenue des Champs Elysées 75008 Paris France

SIGNED on behalf of SAATCHI &
SAATCHI NORTH AMERICA, INC. by:-	/s/ William H. Cochrane

SIGNED on behalf of SAATCHI &
SAATCHI LIMITED by:-	/s/ Neville Goldie

SIGNED on behalf of RED ROSE
LIMITED by:-	/s/ Kevin Roberts